UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-39034

BELLUS HEALTH INC.

(Name of registrant)

275 Armand-Frappier Blvd.

Laval, Québec

H7V 4A7

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BELLUS Health Inc.

Date: November 10, 2021	By:		/s/ Ramzi Benamar
		Name:	Ramzi Benamar
		Title:	Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Condensed Consolidated Interim Financial Statements (Unaudited) for the periods ended September 30, 2021 and 2020.

99.2	Management’s Discussion and Analysis for the three and nine-month periods ended September 30, 2021.

99.3	Form 52-109F2 Certification of Interim Filings – CEO.

99.4	Form 52-109F2 Certification of Interim Filings – CFO.